December 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention:	Patrick Gilmore, Division of Corporation Finance
Craig Wilson, Senior Assistant Chief Accountant

	Re:	Norampac Inc.
Form 20-F for the Fiscal Year Ended
December 31, 2005
Filed June 29, 2006
Forms 6-K Filed February 2, 2006,
May 3, 2006 and July 26, 2006
File No. 333-08550

Ladies and Gentlemen:

The following sets forth the responses of Norampac Inc. (the “Company”) to the comments included in your letter dated December 5, 2006 concerning the Company’s Form 20-F for the year ended December 31, 2005 and Forms 6-K filed on February 2, 2006, May 3, 2006 and July 26, 2006.  For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

As part of these responses, the Company would like to inform the Staff that on December 5, 2006, Cascades Inc. and Domtar Inc., the Company’s two shareholders, entered into an agreement pursuant to which Cascades Inc. will purchase Domtar’s interest in the Company in its entirety.  As part of the transactions undertaken in connection with the purchase of the shares from Domtar, Cascades, as the sole shareholder of the Company, will wind up and dissolve the Company such that all of the assets and liabilities of the Company will be held by Cascades.  Following these transactions, the Company will cease to exist and will no longer be a reporting company for purposes of the Securities Exchange Act of 1934.

Form 20-F filed June 29, 2006

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

1.                                       Please refer to comment 4 in our letter dated September 28, 2006.  We have reviewed your response and note that you have not provided the information requested in the previous comment.  As a result, regarding the significant deficiencies identified by PricewaterhouseCoopers, we reissue our previous comment to tell us (1) specifically

Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporate Finance
Craig Wilson, Senior Assistant Chief Accountant
December 20, 2006
Page 2

what periods these deficiencies existed, (2) what the deficiencies relate to, (3) the impact these deficiencies had on your financial statements and (4) whether any post-closing adjustments were made, including the dollar amounts, to the Company’s books and records and its financial statements as a result of these deficiencies.

The significant deficiencies identified by PricewaterhouseCooopers (“PWC”), the periods in which they existed, their impact on the Company’s financial statements if any, and whether post-closing adjustments were made are described below.  The significant deficiencies were identified and communicated to the Company by PWC as part of PWC’s audit of the Company’s financial statements for the year ending December 31, 2006 to comply with AU 325, Communications about Control Deficiencies in An Audit of Financial Statements, of PCAOB Standards and Related Rules.

a)                                      The first significant deficiency identified by PWC was the Company’s failure to maintain detailed sub ledgers of capital assets for certain divisions of the Company.  This deficiency existed in fiscal 2005, but had no impact on the financial statements and no post-closing adjustment was recorded in the Company’s books and financial statements.

b)                                     Also relating to fiscal 2005, PWC identified that no formal process was in place as at December 31, 2005 to evaluate intangible assets acquired as part of a business acquisition.  This deficiency had no impact on the financial statements and no post-closing adjustment had to be recorded since the purchase price allocation of the acquisition was preliminary and disclosed as such in the Company’s financial statements.

c)                                      PWC also identified that the count procedures related to spare parts inventories at the Company’s Trenton mill were not applied properly during 2005.  This deficiency resulted in an overstatement of the value of inventory thus an overstatement of our profit.  A CDN$500,000 adjustment was recorded to the value of these inventories during the fourth quarter of 2005 following the interim audit procedures performed by PWC.

d)                                     Additionally, during 2005, the controls in place over vacation accruals were not applied properly in two divisions, namely New-York City and Trenton.  These deficiencies resulted in an overstatement of the Company’s vacation accruals, resulting in an understatement of the Company’s profit.  Two adjustments were recorded against vacation accruals amounting to CDN$954,000 during the fourth quarter of 2005 following the interim audit procedures performed by PWC.

e)                                      Finally, the controls in place over the accounting of income taxes balances were not performed properly as at December 31, 2005.  The impact on the financial statements was the recording of a post-closing adjustment of CDN$1.2 million to reduce the tax provision recorded for 2005.

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Securities and Exchange Commission
Attn:	Patrick Gilmore, Division of Corporate Finance
Craig Wilson, Senior Assistant Chief Accountant
December 20, 2006
Page 3

Management believes that all of the forgoing  items have been addressed.

Note 24, Interest in Joint Venture, page F-40

2.                                       Please refer to comment 9 in our letter dated September 28, 2006.  We note in your response that you conducted a thorough analysis in determining that the Metro Waste joint venture was a joint venture and not a variable interest entity.  Provide us with an analysis of how you determined that the Metro Waste joint venture was not a variable interest entity.  Refer to paragraph 5 of FIN46(R).

We refer you to Annex A hereto for the Company’s analysis of how it determined that the MetroWaste joint venture was not a variable interest entity.  The analysis was conducted under AcG-15 , the Canadian equivalent of paragraph 5 of FIN46(R).

*              *              *             *             *

At the request of the Staff, the Company, acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the foregoing to be fully responsive to your comments.  In all events, please do not hesitate to contact us if you have any questions regarding the foregoing, or if you have any additional comments.  Questions or comments should be directed to the undersigned at 450-461-8641.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Charles Smith
Charles Smith

Enclosure

cc:	Lucie-Claude Lalonde, Esq., Norampac, Inc.
J. Eric Maki, Esq., Jones Day
Meredith L. Deutsch, Esq., Jones Day
Dominik Lefebvre, PricewaterhouseCoopers

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Annex A

Below is the ownership structure of MetroWaste.:

Analysis according to the decision tree shown below to conclude that MetroWaste is not a variable interest entity.

1-             Is MetroWaste under the scope of AcG-15 i.e. is it a variable interest entity?

DECISION TREE — APPLYING THE SCOPE PROVISIONS

Exceptions

Paragraph 4 of AcG-15 analysis: Is MetroWaste a:

a) NFPO	NO

b) EMPLOYEE FUTURE BENEFITS	NO

c) and d) AcG-12 SPECIAL-PURPOSE ENTITY	NO

e) AcG-18 INVESTMENT COMPANIES	NO

f) LIFE INSURANCE ENTERPRISES —SPECIFIC ITEMS 4211	NO

g) EXHAUSTIVE EFFORT	NO

h) INTEREST IN JOINT VENTURES (SEE BELOW)	YES

i) GOVERNMENT BUSINESS ENTERPRISE	NO

j) DIFFERENTIAL REPORTING	NO

Assessment of the exception for MetroWaste set forth in (h) above.

AcG-15 does not apply to an entity that is deemed to be a business and is also a joint venture as defined in “Interests In Joint Ventures”, Section 3055, unless one or more of the conditions set out below exists.  An entity other than a joint venture that is deemed to be a business need not be evaluated by a reporting enterprise to determine whether the entity is a variable interest entity under the requirements of this Guideline, unless one or more of the following conditions exist (however, for entities that are excluded by this provision, other generally accepted accounting principles apply):

i)                                       The reporting enterprise, its related parties, or both, participated significantly in the design or redesign of the entity. However, this condition does not apply when the entity is a joint venture under joint control of the reporting enterprise and one or more independent parties, or a franchisee (as defined in Accounting Guideline  AcG -2, Franchise Fee Revenue).

Condition not applicable to MetroWaste.

ii)                                      The entity is designed so that substantially all of its activities either involve, or are conducted on behalf of, the reporting enterprise and its related parties.

Condition not applicable to MetroWaste.  Although there is a fair portion of MetroWaste’s sales that are made to Norampac, MetroWaste could exist on its own and sell its products to other parties other than Norampac.

iii)                                   The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

Condition not applicable to MetroWaste.  MetroWaste generates sufficient funds to satisfy its own financial needs.  See table below.

Equity at risk as at December 31, 2005 (estimated)

Share capital	13,961,799
Contributed surplus	—
Results	1,715,569
Total	15,677,368
Total assets	29,516,223
Ratio in %	53%

iv)                                  The activities of the entity are primarily related to securitizations or other forms of asset-backed financings, or single-lessee leasing arrangements.

Condition not applicable to MetroWaste.

US GAAP

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method.  Under U.S. GAAP, investments in joint ventures are accounted for using the equity method.  The different accounting treatment affects only the display and classification of financial statement items and not the net income or shareholders’ equity.  Rules prescribed by the Securities and Exchange Commission of the United States (“SEC”) permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture.  As required by the SEC, Norampac discloses in Note 25 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interest in the joint venture.  Therefore, there is no impact on the US GAAP presentation

General conclusion

MetroWaste is not a Variable Interest Entity